Exhibit 99.1

Press release

WiLAN Acquires Power Inverter Technology

Acquired technology provides a solution for powering electronic devices

OTTAWA, Canada – December 15, 2014 –WiLAN (TSX:WIN) (NASD:WILN), added another portfolio to its growing list of patent portfolios. Today, WiLAN announced that wholly-owned subsidiary, Mobile Charging Solutions Inc., has acquired patents related to power inverter technology.  Power inverters convert direct current (DC) to alternating current (AC) and are used to power electronic devices such as mobile phones, laptop computers and tablets.

The new portfolio is one of 43 portfolios that WiLAN has available for licensing.

Persons or companies interested in licensing the technology should contact licensing@wilan.com.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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